EXHIBIT 4.11

PURCHASE AGREEMENT

MADE AS OF JUNE 28, 2002

AMONG

JACADA LTD.

AND

ANOTA LTD.

Purchase Agreement

This Purchase Agreement (this “Agreement”) is entered into as of June 28, 2002, by and among Jacada Ltd., an Israeli company having its main place of business at 11 Galgalei Haplada St., Herziliya, Israel (the “Purchaser”) and Anota Ltd., an Israeli company having its main place of business at 1 Haetgar St. Tirat Hacarmel, Israel (the “Seller”).

WHEREAS, the Seller is engaged in the Seller Business (as defined below); and

WHEREAS, the Purchaser has agreed to purchase from the Seller, and the Seller has agreed to sell to the Purchaser the Assets (as defined below) on the terms and subject to the conditions set forth hereinbelow; and

WHEREAS, in addition to the purchase of the Assets, the Purchaser has agreed to assume the Assumed Liabilities of the Seller (as defined below).

NOW, THEREFORE, in consideration of the mutual promises, covenants, conditions, representations and warranties set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1.	Interpretation; Definitions

1.1	The Recitals and Exhibits hereto consist an integral part hereof.

1.2	The headings of the Sections and Subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

1.3	In this Agreement:

1.3.1	“Assets” shall mean all of the rights, title and interests in all the assets of the Seller and any of its subsidiaries, including without limitation, all the Intellectual Property, goodwill, Permits, equipment, material, cash, cash equivalents and property detailed, without limitation, in Exhibit 1.3.1 and all Contracts and Contracts Rights, all as of the Closing Date, and including contracts which relate to the Assets signed until the Closing Date. Notwithstanding the aforesaid, a sum of US$5,000 shall remain in the account of the Seller and shall not be deemed as part of the Assets.

1.3.2	“Assumed Liabilities” shall have the meaning set forth in Section 2.2.

1.3.3	“Certain Employees” means the employees identified in Exhibit 1.3.3 to this Agreement.

1.3.4	“Closing” means the closing of this Agreement referred to in Section 3.1.

1.3.5	“Closing Date” shall have the meaning set forth in Section 3.1.

1.3.6	“Closing Purchase Price” shall have the meaning set forth in Section 2.3.2.

1.3.7	“Consideration” shall mean the payment by the Purchaser, as set forth in Section 2.3.

1.3.8	“Corporate Documents” means the Seller’s Articles and Memorandum of Association.

1.3.9	“Contract Rights” shall mean all of the Seller’s rights under any Contract or Permit.

1.3.10	“Contract” shall include all contracts which relate to the Assets and the Seller Business, all as set forth in Exhibit 1.3.10.

1.3.11	“DC Earnout” shall have the meaning set forth in Section 2.3.4.

1.3.12	“Indebtedness” means all obligations, contingent or otherwise, in respect of: (a) borrowed money, (b) indebtedness evidenced by notes, debentures or any other similar instruments, (c) capitalized lease obligations, (d) the deferred purchase price of assets, services or securities, including with respect to non-competition, consulting or other obligations, (e) conditional sale or other title retention agreements, (f) reimbursements obligations, whether contingent or matured, with respect to letters of credit, banker’s acceptances, bonds and other financial guarantees, (g) dividend payable, (h) taxes of any kind and nature relating to the conduct of the Seller Business prior to the date of the Closing, (i) interest, premium, penalties and other amounts owed in respect of the items described in the foregoing clauses (a) through (i).

1.3.13	“Intellectual Property” shall have the meaning set forth in Section 6.5.

1.3.14	“Liens” means all mortgages, liens, pledges, charges, security interests, third party rights or other claims or encumbrances of any kind whatsoever.

1.3.15	“Permits” shall mean all licenses, permits, franchises, approvals, authorizations, consent or orders of, or filing with, any governmental authority, or any other person, related to the Seller Business.

1.3.16	“Seller Business” means the business of developing, marketing, licensing, distributing, enhancing, maintaining and supporting host connectivity software for Mainframes, AS/400 and UNIX/LINUX.

1.3.17	“2003 Earnout” shall have the meaning set forth in Section 2.3.3.

2.	Purchase and Sale of the Assets

2.1	Purchase and Sale of Assets

On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Seller shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase all the Assets, free and clear of any Liens. At the Closing, the Seller shall sign and execute a Bill of Sale and Deed of Assignment substantially in the form of Exhibit 2.1 and such other good and sufficient instruments of assignment and transfer as shall be necessary to vest in Purchaser good and marketable title to the Assets free and clear of any Liens.

2.2	Assumption of Assumed Liabilities and rights under the Contracts

On the terms and subject to the conditions set forth in this Agreement, the Purchaser shall assume, perform, and discharge the liabilities of the Seller set forth in the reviewed balance sheet of the Seller dated June 10, 2002 attached hereto as Exhibit 6.14 and the spread sheet attached hereto as Exhibit 2.2 (the “Assumed Liabilities”). In addition, the Purchaser shall assume the right of the Seller under all of the Contracts to receive any payments of any kind and nature (whether payable as royalties or otherwise) (collectively, the “Payments”) and all such Payments due and/or received in connection with any of the Contracts shall be the sole and absolute property of the Purchaser. Other than such Assumed Liabilities and the liabilities of the Seller under the Contracts, the Purchaser does not assume and shall not be liable for any Indebtedness, obligation or liability of the Seller of any kind and nature, whether financial or otherwise, absolute or contingent.

2.3	Consideration

2.3.1	As consideration for all Assets purchased by the Purchaser hereunder, the Purchaser shall pay the Seller (or any of its shareholders, as instructed by the Seller) the Closing Purchase Price, the 2003 Earnout and the DC Earnout (together, the “Consideration”) (which shall be paid subject to the compliance with the terms of this Agreement and subject to the representations, warranties and undertakings made by the Seller). Only the Closing Purchase Price shall be paid by the Purchaser at the Closing.

2.3.2	The Closing Purchase Price shall be six hundred and forty thousand US Dollars ($US640,000), payable at the Closing in ordinary shares, par value NIS 0.01 per share, of the Purchaser (“Purchaser Ordinary Shares”). The value of a Purchaser Ordinary Share shall be calculated as the arithmetic average of the closing price of a Purchaser Ordinary Share on The NASDAQ National Market for the ten (10) consecutive trading days ending on the third business day preceding the Closing. In case the liabilities associated with the US activities of the Seller exceed US$10,000, the aggregate amounts of such liabilities shall be deducted from the Closing Purchase Price.

2.3.3	The 2003 Earnout shall equal to seventeen percent (17%) of the revenues related to sales of the Seller’s products to certain potential customers detailed in Exhibit 2.3.3, provided such sales are made subject to binding agreements made prior to March 31, 2003. The 2003 Earnout will be in cash, delivered in two payments, on (i) June 30, 2003; and (ii) September 30, 2003. Each payment shall relate to all the consideration actually received until its date. For avoidance of doubt, in no event shall the Purchaser be required to make payments relating to consideration received by the Purchaser after September 30, 2003. Notwithstanding anything contained herein to the contrary, under no circumstances will the 2003 Earnout exceed one million US Dollars (US$ 1,000,000).

2.3.4	The DC Earnout shall equal to forty seven percent (47%) of the revenues related to sales of the Seller’s products to the European division of DaimlerChrysler AG (“DC Europe”) during the period beginning on the Closing and ending on December 31, 2003. The DC Earnout will be in cash, delivered in two payments, on (i) March 31, 2004 and (ii) June 30, 2004. Each payment shall relate to all the consideration actually received until its date. For avoidance of doubt, in no event shall the Purchaser be required to make payments relating to consideration received by the Purchaser after June 30, 2004. Notwithstanding anything else herein to the contrary and for purpose of clarity, the parties acknowledge that the DC Earnout will be only applicable to sales to DC Europe; any other sales of the Seller’s products to any division of DaimlerChrysler AG except DC Europe will be made part of the 2003 Earnout, if applicable. For avoidance of doubt, no sale of the Seller’s products shall be included in both the 2003 Earnout and the DC Earnout.

2.3.5	The Purchaser shall pay the VAT on the Consideration, if applicable. The Purchaser shall pay such VAT to the Seller in cash two (2) days prior to the date the Seller has to pay such VAT to the VAT authorities.

2.3.6	For avoidance of doubt, the 2003 Earnout and the DC Earnout shall relate only to sales of software products, and not to maintenance or other services related to such software products.

2.3.7	The Purchaser shall use reasonable commercial efforts to collect the revenues related to sales of the Seller’s products.

2.3.8	The Purchaser shall furnish the Seller with (1) quarterly reports concerning all sales of the Seller’s products entitling the Seller to the 2003 Earnout or the DC Earnout during the preceding quarter, as applicable, until the date when such payments are due and (2) a detailed report, signed by the Chief Executive Officer of the Purchaser, of all sales of the Seller’s products entitling the Seller to the 2003 Earnout or the DC Earnout, as applicable, on the dates when such payments are due.

2.3.9	Should the cash in the bank account of the Seller as of the Closing Date shall be less than US$5,000, the Purchaser shall pay the Seller upon Closing a cash payment of US$5,000 less any positive amount in the bank account of the Seller.

2.3.10	In case the Purchaser incurs any losses or expenses in connection with any claim, demand or litigation brought or threatened against the Purchaser in connection with this Agreement or the transactions contemplated thereby by any of the Seller’s current or past shareholders, exceeding in the aggregate US$5000, such losses or expenses shall be deducted from the 2003 Earnout and/or the DC Earnout, as applicable. Promptly after receipt by the Purchaser of a notice of the commencement of any action as described above, the Purchaser will notify the Seller in writing of the commencement thereof and the Seller shall have the right to participate in, and, to the extent the Seller so desires, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that the Purchaser shall have the right to retain its own counsel, with the fees and expenses to be borne by the Seller, if representation of the Purchaser by the counsel retained by the Seller would be inappropriate due to actual or potential differing interests between the parties. The failure to notify the Seller in writing within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve the Seller of any liability to the Purchaser under this Section 2.3.10.

3.	The Closing

3.1	Closing, Date and Location

Upon the terms and subject to the conditions contained in this Agreement, the closing of the transactions contemplated by this

Agreement (the “Closing”) shall take place at the offices of Meitar, Liquornik, Geva & Co. on July 31, 2002, or such other date, time and place as will be agreed between the parties (the “Closing Date”).

3.2	Deliveries at the Closing

3.2.1	At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

3.2.1.1	Executed resolutions of Seller’s Board of Directors approving the execution and delivery of this Agreement by the Seller and the sale, transfer and delivery of the Assets contemplated under this Agreement, in the form of Exhibit 3.2.1.1 hereto;

3.2.1.2	Executed resolutions of Seller’s shareholders approving the execution and delivery of this Agreement by the Seller and the sale, transfer and delivery of the Assets contemplated under this Agreement in the form of Exhibit 3.2.1.2 hereto;

3.2.1.3	One or more executed Bills of Sale and Deeds of Assignment in the form of Exhibit 2.1 transferring and assigning the Assets to Purchaser, and any such other good and sufficient instruments as shall be necessary to vest in the Purchaser good and marketable title in and to all the Assets free and clear of any Liens, including any consents to assignments from third parties obtained by Seller relating to the Contracts which require such consent as shown on Exhibit 3.2.1.3 (collectively, the “Instruments of Assignment”). All Instruments of Assignment to be furnished hereunder shall be in form satisfactory to Purchaser and shall be duly executed and vest effectively and fully in Purchaser good and marketable title to the Assets free and clear of any Liens;

3.2.1.4	The opinion of Weksler, Bregman & Co., counsel to the Seller, substantially in the form of Exhibit 3.2.1.4;

3.2.1.5	Termination Agreements executed between the Seller and each of the employees of the Seller, substantially in the form of Exhibit 3.2.1.5;

3.2.1.6	Employment Agreements, executed between the Purchaser and each of the Certain Employees, substantially in the form of Exhibit 3.2.1.6;

3.2.1.7	An executed Officer Certificate signed by the Chief Executive Officer of the Seller in the form of Exhibit 3.2.1.7;

3.2.1.8	Approval for the sale of Assets by the Seller to the Purchaser from the Office of the Chief Scientist; and

3.2.1.9	Approval for the assignment of the license agreement with Baltimore Technologies Inc. to the Purchaser.

3.2.1.10	Audited and approved Financial Statements (as defined in Section 6.14).

3.2.2	At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

3.2.2.1	The Closing Purchase Price in accordance with the provisions of Section 2.3.2, (including share certificates);

3.2.2.2	Executed resolution of Purchaser’s Board of Directors approving the execution and delivery of this Agreement in the form of Exhibit 3.2.2.2.

3.2.2.3	The opinion of Meitar, Liquornik, Geva & Co, counsel to the Purchaser, substantially in the form of Exhibit 3.2.2.3;

3.2.3	All transactions occurring at the Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered. Unless otherwise indicated, all documents and certificates shall be dated on or as of the Closing Date.

4.	Competition; Confidentiality

4.1

The Seller covenants and agrees to refrain from disclosing to any third party, or use, for its own benefit or that of any third party, without the prior written consent of the Purchaser, and to keep in strict confidence, any non-public information of the Seller, including, without limitation (a) financial, technical or other confidential information or other know-how which is part of the Assets or Intellectual Property of the Seller, including but not limited to any such information about past or current affairs or plans of the Seller, (b) information about suppliers, customers or other persons with whom the Seller has or has had dealings, production and research (the “Confidential Information”). In case the transactions contemplated herein are not consummated, the Purchaser agree not to use or to disclose any Confidential Information.

Notwithstanding anything else to the contrary in this Section 4.1, the disclosure of information which (i) becomes generally available to the public through no fault or action of the Seller and its agents, representatives, affiliates, associates or employees, or (ii) that the Seller becomes legally compelled to disclose any of the Confidential Information, and after providing the Purchaser with prompt notice so that it may seek a protective order or other appropriate remedy, shall not be deemed disclosure of Confidential Information.

4.2	Without derogating from the above, the Seller covenants and agrees that following the Closing Date it shall not engage, establish, open or in any manner whatsoever become involved, directly or indirectly, either as an employee, owner, partner, agent, 5% or more passive shareholder (without any participation in the management of such company), director, consultant or otherwise, in any business which competes with the Seller Business.

4.3	In addition, the Seller covenants and agrees not to induce any of the Certain Employees that shall be employed by the Purchaser following the Closing to leave his employment therewith.

5.	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows:

5.1	Authority

The Purchaser has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and has full legal capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution, delivery and performance by the Purchaser of this Agreement has been duly and validly authorized by the Board of Directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the transactions contemplated hereby.

5.2	Organization

5.2.1	Purchaser is duly organized and validly existing under the laws of the state of Israel. Purchaser has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser has heretofore made available to the Seller accurate and complete copies of the Articles of Association and Memorandum of Association of Purchaser, as currently in full force and effect.

5.2.2	Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned,

leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser or its business.

5.3	Capitalization of Purchaser and its Subsidiaries

5.3.1	The authorized share capital of Purchaser consists of NIS 300,000, divided into 30,000,000 Ordinary Shares, NIS 0.01 par value per share (“Purchaser Ordinary Shares”), of which, as of June 18, 2002, 18,562,530 Purchaser Ordinary Shares were issued and outstanding. All of the outstanding Purchaser Ordinary Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. The Purchaser Ordinary Shares to be issued to the Seller will be validly issued, fully paid and nonassessable and free of preemptive rights. As of June 18, 2002, 6,110,450 Purchaser Ordinary Shares were reserved for issuance and 4,640,033 were issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants. Except as set forth above or in Purchaser SEC Reports, there are outstanding (i) no shares or other voting securities of Purchaser, (ii) no securities of Purchaser or any of its subsidiaries convertible into or exchangeable or exercisable for shares or other securities of Purchaser, (iii) no options, preemptive or other rights to acquire from Purchaser or any of its subsidiaries, and no obligations of Purchaser or any of its subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of Purchaser and (iv) no equity equivalent interests in the ownership or earnings of Purchaser or its subsidiaries or other similar rights (collectively “Purchaser Securities“). As of the date hereof, there are no outstanding rights or obligations of Purchaser or any of its subsidiaries to repurchase, redeem or otherwise acquire any Purchaser Securities. Except as set forth in Purchaser SEC Reports, there are no voting agreements, voting trusts or other agreements or understandings to which Purchaser is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Purchaser.

5.3.2

All of the outstanding capital stock of Purchaser’s subsidiaries is owned by Purchaser, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). There are no (i) securities of Purchaser or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from Purchaser or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of Purchaser, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of Purchaser or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Purchaser Ordinary Shares or other ownership interests in any subsidiary of Purchaser.

5.4	SEC Reports; Financial Statements

5.4.1	Purchaser has filed all required forms, reports and documents (“Purchaser SEC Reports”) with the SEC since October 1999, each of which, complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended and the Exchange Act of 1934, as amended, each law as in effect on the dates such forms, reports and documents were filed. None of such Purchaser SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Purchaser SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of Purchaser included in the Purchaser SEC Reports fairly present in all material respects in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Purchaser and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

5.4.2

Except as is provided in the Purchaser SEC Reports, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Purchaser SEC Reports complied as to form in all material respects with applicable accounting requirements, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of the Purchaser and the consolidated Purchaser subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of the Purchaser and the consolidated Purchaser subsidiaries for the respective periods indicated therein, except as otherwise noted

therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and the absence of footnotes).

6.	Representations and Warranties of the Seller

The Seller hereby represents, warrants and covenants to the Purchaser, as follows:

6.1	Organization and Authority

The Seller is a company duly organized and validly existing under the laws of the State of Israel. The Seller has all requisite corporate power and authority necessary to conduct its business as presently conducted. The Seller has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and has full legal capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution, delivery and performance by the Seller of this Agreement and each agreement, certificate or other document that is to be executed and delivered by Seller in connection with the transactions contemplated by this Agreement have been duly and validly authorized by the Seller’s Board of Directors and Shareholders and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes, and each agreement, certificate or other document that is to be executed and delivered by Seller in connection with the transactions contemplated by this Agreement when executed and delivered by Seller will constitute, a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

6.2	Consents and Approvals; No Violations

Except as set forth in Exhibit 6.2, no filing with, and no permit, authorization, consent, approval of, or notice to, any governmental, administrative or judicial authority is necessary for the lawful consummation by the Seller of the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby, do not and will not (i) conflict with or result in any violation or breach of any provision of its Corporate Documents or any other similar documents of the Seller, (ii) result in the creation or imposition of any Lien on the Assets, (iii) result in any event which (with notice or lapse of time or both) would constitute a breach of or default under (or give rise to any right of termination, cancellation or acceleration) any of the terms, conditions, or provisions of the Contracts, or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation of any court, public body or authority or any other restriction of any kind or character applicable to the Seller or any of the Assets.

6.3	Title to Assets; Encumbrances

The Seller has good, valid and marketable title to all of the Assets, free and clear of any liability, obligation or Lien. The Assets constitute the entire assets and rights used by the Seller in the conduct of the Seller Business. The Seller does not carry on any part of the Seller Business through any subsidiary or any other entity other than the Seller. The Seller has carried on and conducted the Seller Business in compliance with all applicable material laws, statutes, ordinances, rules, regulations or orders.

6.4	Condition of Assets

Exhibit 6.4 contains full and accurate details of the equipment including all software, hardware and all other personal property used in the ordinary course of the Seller Business, as well as all inventory which is part of the Seller Business. In accordance with the prior practice of the Seller the equipment is in operating condition and repair and satisfactory working order, except for normal breakdowns, reasonable wear and use, not materially affecting the Seller Business and is adequate for and not surplus to the requirements of the Seller Business.

6.5	Intellectual Property

6.5.1

Exhibit 6.5.1 sets forth a complete and accurate list of all of the Seller’s and each of its subsidiary’s (i) patents and patent applications; (ii) Trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Seller or any of its subsidiaries. For purposes of this Agreement, “Intellectual Property“ means: (A) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks“); (B) patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively “Patents“); (C) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively “Copyrights“); (D) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and (E) with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets“). The Seller’s and each of its subsidiary’s Trademarks, Patents, Copyrights and Trade Secrets are sometimes referred to hereinafter as the “Seller Trademarks,” “Seller Patents,” “Seller Copyrights” and “Seller Trade Secrets,” respectively.

6.5.2	Trademarks.

6.5.2.1	All Seller Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Seller Trademark in question.

6.5.2.2	No material registered Seller Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in any applicable Governmental Entity.

6.5.2.3	To the knowledge of the Seller, there has been no prior use of any material Seller Trademark by any third party that confers upon such third party superior rights in any such Seller Trademark.

6.5.3	Patents.

6.5.3.1	All Seller Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Seller Patent in question.

6.5.3.2	No Seller Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in any applicable Governmental Entity. To the Seller’s knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

6.5.3.3	To the knowledge of the Seller, there is no patent or patent application of any person that conflicts in any material respect with any Seller Patent or invalidates any claim the Seller has in any Seller Patent.

6.5.4	Trade Secrets.

6.5.4.1	The Seller has taken reasonable steps in accordance with normal industry practice to protect the Seller’s rights in Seller’s confidential information and Seller Trade Secrets.

6.5.4.2	Without limiting the generality of Section 6.5.4.1, the Seller enforces and has enforced a policy of requiring each relevant employee, consultant and contractor to execute “work for hire” (or similar arrangements under Applicable Law), proprietary information, confidentiality and assignment agreements substantially in the Seller’s standard forms that effectively and exclusively assign to the Seller or one of its subsidiaries rights to any Intellectual Property relating to the business of the Seller or its subsidiaries created in the course of performance of work for the Seller or one of its subsidiaries. Except under confidentiality obligations, to the knowledge of the Seller there has been no disclosure by the Seller or any subsidiary of material Seller’s confidential information or Seller Trade Secrets.

6.5.5	License Agreements. Exhibit 6.5.5 (1) sets forth a complete and accurate list of all license agreements granting to the Seller or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property, other than software commercially available on reasonable terms to any person for a license fee of no more than Ten Thousand US Dollars ($US10,000) in the aggregate (collectively, the “Seller Inbound License Agreements”), indicating for each the title and the parties thereto. Exhibit 6.5.5 (2) sets forth a complete and accurate list of all license agreements under which the Seller or any of its subsidiaries licenses software or grants other rights in or rights to use or practice under any Intellectual Property, (collectively, the “ Seller Outbound License Agreements,” and with the Seller Inbound License Agreements, the “Seller License Agreements“), indicating for each the title and the parties thereto. There is no material outstanding or, to the Seller’s knowledge, threatened dispute or disagreement with respect to any Seller Inbound License Agreement or any Seller Outbound License Agreement.

6.5.6	Ownership; Sufficiency of IP Assets. The Seller or any of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of their Intellectual Property used in their respective businesses as currently conducted. The Intellectual Property identified in Exhibit 6.5.1, together with the Seller’s and its subsidiaries’ rights under the licenses granted to the Seller or any of its subsidiaries under the Seller Inbound License Agreements, constitute all the material Intellectual Property rights used in the operation of the Seller’s and its subsidiaries’ businesses as they are currently conducted.

6.5.7	Protection of IP. The Seller has taken reasonable and customary steps to protect the Intellectual Property of the Seller and its subsidiaries.

6.5.8	No Infringement by the Seller. The products used, manufactured, marketed, sold or licensed by the Seller, and all Intellectual Property used in the conduct of the Seller’s and its subsidiaries’ businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

6.5.9	No Pending or Threatened Infringement Claims. No litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to the Seller’s best knowledge, no notice or other claim has been received by the Seller within the one (1) year prior to the date of this Agreement, nor is the Seller aware of any facts or circumstances that in the Seller’s reasonable judgment could be expected to give rise to any claim, (i) alleging that the Seller or any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Seller. Except as specifically disclosed in one or more Exhibits of this Agreement, no Intellectual Property owned or licensed by the Seller or any of its subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Seller or any such subsidiary or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Seller or any of its subsidiaries to any person.

6.5.10	No Infringement by Third Parties. To the best knowledge of the Seller, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Seller or any of its subsidiaries, and no such claims have been brought against any third party by the Seller or any of its subsidiaries.

6.5.11	Assignment; Change of Control. The execution, delivery and performance by the Seller of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Seller’s or any of its subsidiaries’ rights to own any of its Intellectual Property or their respective rights under the Seller License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property other than the Office of Chief Scientist and Baltimore Technologies Inc.

6.5.12	Software. The Software owned or purported to be owned by the Seller or any of its subsidiaries, was either (i) developed by employees of the Seller or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Seller or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Seller or a subsidiary from a third party. Except as set forth in Exhibit 6.5.12, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Seller or any of its subsidiaries, except for such materials or development environments obtained by the Seller or any of its subsidiaries from other persons who make such materials or development environments commercially available to purchasers or end-users, and all such materials included in the Software have been used in accordance with their license terms and conditions. For purposes of this Section 6.5.12, “Software“ means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

6.5.13	Upon the consummation of the transactions contemplated herein, the Seller will not retain any rights in the Intellectual Property.

6.6	Contracts

All Contracts and all amendments and modifications thereof, are listed on Exhibit 1.3.10 hereto. Other than the Contracts, the Seller is not bound by any contracts or agreements, leases, commitments, written or oral, or any other obligations associated with the Assets. Copies of all the Contracts heretofore delivered to the Purchaser, together with all amendments thereto, are accurate and complete as of the date hereof. As of the date hereof, the Seller and to the Seller’s knowledge all third parties are not in breach of any of the Contracts, has performed all of its respective obligations under the Contracts, and Seller is not aware of any event which would constitute a material default on the part of Seller, except such defaults, events of default or other events as to which requisite waivers or consents have been obtained. Exhibit 3.2.1.3 lists all Contracts the assignment of which requires the consent of a third party. Except as set forth in Exhibit 1.3.10, the Contracts are valid and enforceable in accordance with their terms, are in full force and effect and none is subject to recession or amendment. The execution of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not constitute a material default on the part of the Seller under any of the Contracts. The Seller has not received any communication from any of the parties to the Contracts claiming that the Seller has infringed any of the Contracts or that such parties intend to terminate any of the Contracts. To the Seller’s knowledge, none of the parties to the Contracts has any claims with respect to the infringement of any of the Contracts by the Seller. The Seller has not waived any of its rights under any Contract. No Person is renegotiating, or has a right to renegotiate, any amount paid or payable to the Seller under any Contract or any other term or provision of any Contract.

6.7	Grants, Incentives and Subsidies

Exhibit 6.7 provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Seller, including, without limitation, (i) Approved Enterprise Status from the Investment Center; (ii) grants from the Office of the Chief Scientist (the “OCS”) and (iii) the Marketing Incentive Fund. The Seller has made available to the Purchaser, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Seller and of all letters of approval, and supplements thereto, granted to the Seller. Without limiting the generality of the above, Exhibit 6.7 includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Seller with respect to royalties, or the outstanding amounts to be paid by the OCS to the Seller. The Seller is in compliance with the terms and conditions of the respective Grants and, except as disclosed in Exhibit 6.7, has duly fulfilled all the undertakings relating thereto. Other than the transactions contemplated by this Agreement, the Seller is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

6.8	Compliance with Laws

The Seller and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the lawful conduct of their respective businesses (the “Seller Permits“) except where the failure to hold any Permit could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Seller. The Seller and its subsidiaries are in material compliance with the terms of the Seller Permits. The businesses of the Seller and its subsidiaries have been and are being conducted, to the best of the Seller’s knowledge, in compliance with all Applicable Laws. No investigation or review by any governmental entity with respect to the Seller or any of its subsidiaries is pending or, to the knowledge of the Seller, threatened, nor, to the knowledge of the Seller, has any governmental entity indicated an intention to conduct the same, except to the extent that any noncompliance could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the Assets.

6.9	No Other Agreements to Sell the Assets

The Seller has not made or have any commitment or legal obligation, absolute or contingent, to any other person or firm other than to the Purchaser, to sell, assign, transfer or effect a sale of any of the Assets (including but not limited to the Intellectual Property) or to enter into any agreement or cause the entering into any agreement with respect to any of the forgoing.

6.10	Insurance

Exhibit 6.10 contains all the insurance policies of the Seller. The Seller has fully paid all payments under all insurance policies. The Seller has not received notice of any pending or threatened termination with respect to its insurance policies. There are no pending claims against such insurance by the Seller as to which the insurers are defending under reservation of rights or have denied liability.

6.11	Employee Matters

6.11.1	To the Seller’s knowledge, no one of the Certain Employees is obligated under any agreement (including covenants or commitments of any nature) or subject to any judgment, decree or order of any court or of an administrative agency, or any other restriction, that would interfere with the use of his or her best efforts to carry out his or her duties for the Seller prior to the Closing and for the Purchaser following the Closing.

6.11.2	The Seller has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the Closing Date. None of the Certain Employees is entitled to any severance, pension or other related payments from the Seller with respect to his or her employment with the Seller prior to the date of the Closing.

6.11.3	No collective bargaining agreement or other labor union contract is applicable to any of the Certain Employees.

6.11.4	There are no disputes between the Seller and each of its employees or threatened claims with respect to such employment of the employees. The Seller has not received any written or other notice that the Seller has failed to comply with any laws relating to the employment of the employees, including with respect to wages, work hours, collective bargaining, the payment of other payments, taxes, equal employment opportunities, employment discrimination, employment safety, etc.

6.11.5	Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus or golden parachute) to any current or former employee or director of the Seller (whether or not under any option plan (written or oral) except as set forth in Exhibit 6.15.

6.11.6	The Seller is in compliance in all material respects with all Applicable Laws relating to employment, employment practices, wages, overtime, bonuses and terms and conditions of employment, including employee compensation matters.

6.11.7	Neither the Seller nor any of its subsidiaries has received in the last twenty-four (24) months any demand letters, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of any of their respective employees; and

6.11.8	Neither the Seller nor any of its subsidiaries is aware of any pending claims, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of their respective employees.

6.11.9

All amounts that the Seller or any subsidiary is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension, managers insurance, life insurance, incapacity insurance, continuing education fund or other similar fund or (ii) to withhold from their employees’ salaries and pay to any governmental entity as required by the Israeli Income Tax Ordinance [New Version] and other Applicable Laws have, in each case, been duly deducted, transferred, withheld and paid, and the Seller does not have any outstanding obligation to make any such deduction, transfer, withholding or payment except as set forth in Exhibit 2.2.

6.11.10	The Seller is not liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security, severance fund or other benefits or obligations for its employees (other than routine payments to be made in the normal course of business and consistent with past practice).

6.12	Litigation

There is no suit, action, charge, claim, inquiry, investigation or proceeding pending or, threatened against or affecting the Seller, or the Assets, nor is there any valid basis to the best knowledge of the Seller for any such suit, action, charge, claim, inquiry, investigation or proceeding, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Seller or related to or affecting the Assets. The foregoing includes, without limitation, actions pending or threatened involving the prior employment of any of the Seller’s employees or use by any of them in connection with the Seller Business of any information, property or techniques allegedly proprietary to any of their former employees. Further, there is no action, suit, proceeding or investigation by the Seller currently pending or that the Seller intends to initiate.

6.13	Product Warranties

There have not been any material deviations from the standard warranties and guaranties of the Seller or any of its subsidiaries currently in effect with respect to its products, as set forth in Exhibit 6.13, and neither the Seller, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties. To the Seller’s best knowledge, neither the Seller nor any of its subsidiaries has made any material oral warranty or guaranty with respect to its products.

6.14	Financial statements; Absence of Changes

The Seller has furnished the Purchaser with the audited financial statements dated December 31, 2001, unaudited, reviewed, financial statements dated March 31, 2002, and unaudited, reviewed trial balance sheet of the Seller dated as of June 10, 2002 (the “Trial Balance Sheet”) attached hereto as Exhibit 6.14 (collectively, the “Financial Statements”). The Financial Statements are true and correct in all respects, are prepared in accordance with the books and records of the Seller, fairly and accurately present the financial position of the

Seller as of such date and the results of its operations for the periods then ended, and have been (other than the Trial Balance Sheet) prepared by E&Y Israel in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied. The Seller does not have any liabilities, debts or obligations, whether accrued, absolute or contingent other than (i) liabilities reflected or reserved against in the Financial Statements or (ii) liabilities (no greater than $5,000 per liability and no greater than $25,000 in aggregate) incurred since March 31, 2002 (the “Balance Sheet Date”), in the ordinary and usual course of business. Except as set forth in the Financial Statements, neither the Seller nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of the Seller (including the notes thereto). Since the Balance Sheet Date, the Seller has been operated in the ordinary and usual course of business, and there has not been:

(i) any material change in the assets, liabilities, condition (financial or otherwise) or business of the Seller from that reflected in the Financial Statements;

(ii) any material damage, destruction or loss, whether or not covered by insurance, materially affecting the assets, business, properties, condition (financial or otherwise) or operating results of the Seller as such business is presently conducted;

(iii) any material waiver by the Seller of a valuable right or of a material debt owed to it;

(iv) any material satisfaction or discharge of any Lien, claim or encumbrance or payment of any obligation by the Seller, except in the ordinary course of business;

(v) any material change or amendment to a material contract or arrangement by which the Seller or any of its assets is bound or subject;

(vi) any material change in any compensation arrangement or agreement with any employee of the Seller;

(vii) any loans made by the Seller to its employees, officers or directors;

(viii) any sale, transfer or lease of, or mortgage or pledge or imposition of lien on, any of the Seller’s material assets;

(ix) any change in the accounting methods or accounting principles or practices employed by the Seller;

(x) any material transactions between the Seller and any other person or party related to the Seller which adversely affects the assets, business, properties, condition (financial or otherwise) or operating results of the Seller;

(xi) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Seller or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Seller or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Seller or any of its subsidiaries; or

(xii) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Seller or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

6.15	Brokers

Except as set forth in Exhibit 6.15, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

6.16	Disclosure

No representation or warranty by the Seller in this Agreement and no statement contained in any document (including, without limitation, the Exhibits, certificate or other documents furnished by the Seller during the due diligence process to the Purchaser or in connection with the transactions contemplated hereby) contains any untrue statement of material fact or omits to state any material fact necessary in light of the circumstances under which it was made, in order to make the statements herein or therein not false or misleading. There is no material fact or information relating to the Seller Business, condition (financial or otherwise), affairs, operations, or Assets of the Seller that has not been disclosed to the Purchaser in writing.

7.	Covenants of the Parties

7.1	Conduct of Business

7.1.1

Except as contemplated by this Agreement and for the performance of the transactions contemplated hereunder, during the period from the date hereof to the Closing Date, the Seller will conduct its business solely within the normal course of business and will not undertake any transaction nor incur any liability other than those arising from the ordinary and normal course of the Seller Business or agreed in advance with the Purchaser.

7.1.2	Prior to Closing, the Seller will promptly supplement or amend any Exhibit or any other material information furnished in connection with the contemplation of this Agreement with respect to any matter which if existing or occurring at the date hereof of this Agreement, would have been required to be set forth or described in any of the Exhibits attached to this Agreement.

7.2	Registration of the Patents and Trademarks

As of the Closing Date and provided the Closing has occurred, the Purchaser shall be entitled to use all the patents and trademarks of the Seller as the owner thereof. The Seller shall inform his IP attorneys to that effect and shall sign all documents required in order to transfer and register such patents (whether registered or applied for registration) and trademarks, in the name of the Purchaser. The Purchaser shall bear the costs relating the execution of this Section 7.2. Notwithstanding the above, in the event the Purchaser decides, at any time, to appoint a different lawyer for the purpose of registration of the patents and trademarks in his name and upon such decision the Seller shall sign all documents required, if any, in order to transfer and register such patents and trademarks and, at the request of the Purchaser, instruct its IP attorneys to furnish to the Purchaser the documents required for this purpose, which are in their possession. Following the Closing the Seller shall not be entitled to use any of the Intellectual Property, which shall be the sole and absolute property of the Purchaser.

7.3	Best Efforts

Each of the parties to this Agreement will after, as well as before and upon the Closing Date, do, or cause to be done, all acts and things and sign and execute all documents and deeds requisite for the purpose of implementing the transactions contemplated hereunder. Each of the parties will use their best efforts to obtain all relevant consents and approvals and shall cooperate with each other with the object of completing the transactions contemplated herein as early as possible. The Seller shall use his reasonable efforts to assist the Purchaser in receiving the consent of the parties to the Contracts to the assignment of such Contracts to the Purchaser.

7.4	Public Announcements

Neither party shall issue any press release or otherwise make any public statements or inform any person with respect to the transactions contemplated by this Agreement, without the prior consent of the other party, except, as may be necessary in the written opinion of outside counsel to avoid violation of Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, The Nasdaq National Market, provided that any party required to make a press release or public announcement pursuant to law, regulation or stock exchange or NASDAQ rule shall give prior notice to the other party and a reasonable opportunity for the other party to review and comment on such press release or public announcement. The first public announcement of this Agreement shall be a joint press agreed upon by the parties.

7.5	Expenses

All costs and expenses incurred by the Purchaser in connection with this Agreement and the transactions contemplated hereby shall be paid by the Purchaser, and all costs and expenses incurred by the Seller in connection with this Agreement and the transactions contemplated hereby (including taxes associated with or amounts due as a result of the distribution of the Consideration by the Seller) shall be paid by the Seller. Provided, however, that the Seller’s aggregated legal and other expenses with respect to the transactions contemplated under this Agreement shall not exceed an aggregate amount of $US 10,000.

Without derogating from the other obligations of Seller detailed in this Agreement, the Seller shall use its reasonable efforts to the extent requested by the Purchaser to assist the Purchaser in receiving the consent of the parties to the Contracts to the assignment of such contracts from the Seller to the Purchaser, if applicable. The Purchaser will reimburse the Seller for the reasonable out-of-pocket expenses incurred by the Seller in connection with actions set forth above that the Seller is required by the Purchaser to perform after the Closing Date.

7.6	Nasdaq National Market Matters

7.6.1	None of the Purchaser Ordinary Shares to be issued as part of the Consideration will be registered pursuant to the Securities Act, and the certificates representing the Purchaser Ordinary Shares shall bear a legend to such effect.

7.6.2

Notwithstanding the foregoing, if the Purchaser at any time proposes to register any of its securities, other than in a registration on Form S-8 under the Securities Act, it shall give notice to the holders of Purchaser Ordinary Shares issued under this Agreement (for the purpose of this Section 7.6, the “Holders”) of such intention. Upon the written request of any Holder given within ten (10) days after receipt of any such notice, the Purchaser shall include in such registration the Purchaser Ordinary Shares held by such Holder as indicated in such request, so as to permit the disposition of the Purchaser Ordinary Shares so registered. Notwithstanding any other provision of this Section, (i) if the managing underwriter (if applicable) advises the Purchaser in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Purchaser Ordinary Shares held by the Holders shall be excluded from such registration prior to any other shares of the Purchaser, and (ii) if within the three months period prior to the date of the registration the Holders were entitled to sell Purchaser Ordinary Shares in any stock market without the requirement for a registration statement, than the Holders shall not be able to utilize the piggyback rights hereunder with respect to such Purchaser Ordinary Shares.

7.7	Access to Information

Between the date hereof and the Closing Date or the early termination of this Agreement, the Seller will give Purchaser and its officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other authorized representatives (the “Authorized Representative”) and provided such Authorized Representative had signed a proper NDA or is otherwise bound by similar restraints, access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Seller and its subsidiaries as Purchaser may reasonably require, and will cause its officers and those of its subsidiaries to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Seller and its subsidiaries as Purchaser may from time to time reasonably request. Between the date hereof and the Closing Date or the early termination of this Agreement, Purchaser shall make available to the Seller, as reasonably requested by the Seller, a designated officer of Purchaser to answer questions and make available such public information regarding Purchaser and its subsidiaries as is reasonably requested by the Seller taking into account the nature of the transactions contemplated by this Agreement.

7.8	No Discussions with Others

From the date hereof continuing through the Closing Date or the early termination of this Agreement, the Seller shall not, nor shall it permit any of its subsidiaries to, nor shall it or any of its subsidiaries authorize or permit any director or officer of the Seller and the Seller shall direct and use its reasonable best efforts to cause its subsidiaries’ employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of the Seller or any of its subsidiaries, to, directly or indirectly: (i) solicit, initiate, negotiate or encourage, or take any other action to facilitate, any inquiry, offer or the making of any proposal for (or which may reasonably be expected to lead to) any acquisition or purchase of assets or equity interest in the Seller or any of its subsidiaries or any merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, liquidation, dissolution, winding up, extraordinary dividend or distribution, share repurchase or other similar transaction involving the Seller or any of its subsidiaries or any other corporate transaction the consummation of which would, or could reasonably be expected to, impair, impede, frustrate, interfere with, prevent or delay the consummation of this Agreement (each a “Takeover Proposal”) or (ii) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or terminate, modify or waive, or fail to enforce any provisions of any standstill or similar agreement (other than involving Purchaser or its affiliates), or furnish to another person any information with respect to the Seller’s or any of its subsidiaries’ business, properties or assets in connection with or relating to any of the foregoing, or where it might reasonably be likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Purchaser and its affiliates) to do or seek any of the foregoing. In the event the Seller or any of its subsidiaries’ directors, officers, employees, agents or representatives receives a Takeover Proposal, the Seller shall promptly inform Purchaser of all material terms and conditions thereof and the identity of the person making such Takeover Proposal and shall keep Purchaser promptly and reasonably informed of the status and details of any such Takeover Proposal. The Purchaser shall receive similar obligation from Koor Corporate VC.

7.9	Undertakings Towards The Office Of The Chief Scientist

The Purchaser shall assume all the undertakings and obligations of the Seller towards the Office of the Chief Scientist set forth in Exhibit 7.9.

7.10	Employees

The Seller shall instruct its employees set forth in Exhibit 7.10 to cooperate with the Purchaser and perform the duties assigned to them by the Purchaser as long as they are employed by the Seller, including during the advance notice period. Nothing herein shall be interrupted or construed as creating or establishing employer-employee relationship between the Purchaser and such employees. Notwithstanding the aforesaid, the Purchaser acknowledges that the premises of the Seller shall be returned to their rightful owner by August 31, 2002 and that after such date the employees will not have a place upon which they could perform any actions required by the Purchaser. The Purchaser further acknowledges that the Seller cannot demand the employees to commute to Herzliya without their consent. The Purchaser further agrees that any expenses due to its demand to further utilize the services of such employees which would impose any expense on the Seller shall be borne exclusively by the Purchaser.

7.11	Liability

The liability of the Seller towards the Purchaser in connection with this Agreement, including with regard to breach of the Seller’s representations, warranties, undertakings or covenants made under this Agreement, shall not exceed the Consideration, except when such breach results from fraudulent actions of the Seller.

7.12	Survival of Representations

All representations, warranties, undertakings, covenants and agreements made by any party to this Agreement or pursuant hereto shall survive the Closing Date, and shall remain in force until June 30, 2004.

8.	Closing Conditions

8.1	Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any of which may be waived, in whole or in part, by the parties:

8.1.1	The absence of any effective injunction, writ, or preliminary restraining order of a court of competent jurisdiction directing that the transactions provided for herein not be consummated.

8.1.2	No action, suit, proceeding or investigation by or before any court, administrative agency or other governmental authority shall have been instituted which may materially affect the right of the Purchaser to own, operate or control, after the Closing Date, all or any material portion of the Assets of the Seller or the Seller Business.

8.2	Conditions to the Obligations of the Purchaser

The obligations of the Purchaser to consummate the transactions contemplated hereby shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, any one or more of which may be waived, in whole or in part, by the Purchaser.

8.2.1	The Seller shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing Date, and the representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except as otherwise contemplated by this Agreement).

8.2.2	The execution of Employment Agreements between the Purchaser and each of the Certain Employees.

8.2.3	There shall not have been, in the reasonable judgement of the Purchaser, a material adverse change in the Seller Business or the Assets.

8.2.4	The Seller’s net cash, as of the Closing Date, shall be as set forth in the working sheet attached as Exhibit 8.2.4 hereto.

8.2.5	All the documents and consents set forth in Section 3.2 have been delivered to the Purchaser.

8.3	Conditions to the Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated hereby shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, any one or more of which may be waived, in whole or in part, by the Seller:

8.3.1	The Purchaser shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing Date, and the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except as otherwise contemplated by this Agreement).

8.3.2	There shall not have been, in the reasonable judgement of the Seller, a material adverse change in the business of the Purchaser, except for any adverse change, event or effect that is demonstrated to be directly caused by conditions affecting the United States or Israeli stock market generally.

9.	Termination

9.1	This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of the Seller and Purchaser;

(b) by Seller or Purchaser if (i) any court of competent jurisdiction or other federal or state or foreign governmental entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the sale of the Assets and such order, decree, ruling or other action is or shall have become nonappealable, or (ii) the sale of the Assets has not been consummated by August 31, 2002 (the “Final Date“); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing shall not have occurred on or before said date;

(c) by Purchaser if (i) there shall have been a breach of any representations or warranties on the part of Seller in this Agreement or if any representations or warranties of the Seller have become untrue such that the conditions set forth in Section 8.2.1 be incapable of being satisfied by the Final Date, provided that Purchaser has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Seller of one or more of its covenants or agreements hereunder having a Material Adverse Effect on Seller and the Seller has not cured such breach within five (5) business days after notice by Purchaser thereof, provided that Purchaser has not breached any of its obligations hereunder in any material respect; (iii) Seller shall have ceased using reasonable best efforts to call, give notice of, or convene or hold a shareholders’ meeting to vote on the Agreement as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing; (iv) Seller shall have convened a meeting of its shareholders to vote upon the Agreement and shall have failed to obtain the required majority at such meeting (including any adjournments thereof); or (v) Seller has breached the provisions of Section 7.8 above.

(d) by Seller if (i) there shall have been a breach of any representations or warranties on the part of Purchaser set forth in this Agreement or if any representations or warranties of Purchaser shall have become untrue such that the conditions set forth in Section 8.3.1 would be incapable of being satisfied by the Final Date, provided that Seller did not breach any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Purchaser of one or more of their respective covenants or agreements hereunder having a Material Adverse Effect on the Purchaser, and the Purchaser did not cure such breach within five (5) business days after notice by Seller thereof, provided that Seller did not breach any of it obligations hereunder in any material respect;

9.2	Effect of Termination

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders. Nothing contained in this Section 9.2 shall relieve any party from liability for any breach of this Agreement prior to such termination. Notwithstanding the above, in the event of the termination of this Agreement by Purchaser pursuant to Section 9.1(c)(v), Seller shall pay the Purchaser, immediately upon termination of the Agreement, an amount of $US100,000 as agreed compensation for the Purchaser’s expenses incurred in connection with this Agreement.

10.	Miscellaneous Provisions

10.1	Amendment and Modification

Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement signed by both of the parties hereto.

10.2	Waiver of Compliance; Consents

Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or stopped with respect to, any subsequent or other failure. Whenever this Agreement requires or permits, consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.2.

10.3	Certain Definitions

For the purposes of this Agreement the term:

(a) “Applicable Law“ means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any governmental entity existing as of the date hereof or as of the Closing Date applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents;

(b) “business day“ means any day other than a day on which the Nasdaq National Market is closed;

(c) “capital stock“ means ordinary shares, preferred shares, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(d) “knowledge” or “known” means, with respect to any matter in question, the actual knowledge of such matter of any executive officer of the Seller, and each of such persons shall be deemed to have actual knowledge of all books and records of the Seller, as the case may be, to which they have reasonable access;

(e) “best knowledge” means, with respect to any matter in question, the knowledge of such matter of any executive officer of the Seller after diligent inquiry;

(f) “Material Adverse Effect“ means on or with respect to the Seller or Purchaser, as the case may be, any circumstance, change in, or effect on (or circumstance, change in, or effect involving a prospective change on) the Seller and its subsidiaries, taken as a whole, or Purchaser and its subsidiaries, taken as a whole, as the case may be, that is, or is reasonably likely in the future to be, materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings, prospects or results of operations, or the business (financial or otherwise), of the Seller and its subsidiaries, taken as a whole, or Purchaser and its subsidiaries, taken as a whole, as the case may be, excluding any such effect resulting from or arising in connection with this Agreement, the transactions contemplated hereby or the announcement or pendency hereof or thereof;

(g) “person“ means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any governmental entity;

(h) “subsidiary“ or “subsidiaries” of a corporation means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity in which such corporation (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

(i) “Securities Act” means the Securities Act of 1933, as amended.

10.4	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given, at delivery, if delivered personally or if sent by registered mail within seven (7) business days following the date it was sent by registered (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by written notice; provided that notices of a change of address shall be effective only upon deemed receipt thereof):

(a)	if to the Purchaser, to

Jacada Ltd.

11 Galgalei Haplada St.

Herziliya 46766

Israel

Attention: Robert C. Aldworth, CFO

with a copy to:

Meitar, Liquornik, Geva & Co.

16 Abba Hillel Silver Rd.

Ramat Gan, 52506, Israel

Tel: 972-3-6103100

Fax: 972-3-6103111

Attention: Dan Geva, Adv.

(b)	if to the Seller, to

Anota Ltd.

1 Haetgar St. Tirat Hacarmel

Israel

Attn: Cheli Afflalo Karpel, CEO.

with a copy to:

Weksler, Bergman & Co.

9 Achad Ha’am St.

Tel Aviv

Israel

Attention: Gal Lizra, Adv.

10.5	Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with, and permitted by, applicable law.

10.6	Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder (except as set forth in Section 2.3.1) shall be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

10.7	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The parties irrevocably submit to the jurisdiction of the applicable courts in Tel-Aviv any suit, action or proceeding arising from this Agreement.

10.8	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9	Interpretation

The article and section headings in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

10.10	Entire Agreement

This Agreement, including the exhibits attached hereto and the documents, schedules, certificates and instruments referred to herein, embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Jacada Ltd.		Anota Ltd.

By:	/S/ ROBERT C. ALDWORTH	By:	/S/ YIFTACH ATIR
Its:	Chief Financial Officer	Its:	Chairman

Note:    The exhibits/schedules referenced in this agreement are not filed herewith. The Registrant agrees to furnish supplementally a copy of any omitted exhibit/schedule to the Commission upon request.